Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 20, 2024

Reference is made to (i) the revised notice (the “Revised AGM Notice”) of the annual general meeting (the “AGM”) of MINISO Group Holding Limited (the “Company”) dated May 23, 2024; and (ii) the circular (the “Circular”) of the AGM of the Company dated April 16, 2024. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board of directors (the “Board”) of the Company is pleased to announce that all the proposed resolutions submitted for Shareholders’ approval as set out in the Revised AGM Notice were duly passed by the Shareholders by way of poll at the AGM held on June 20, 2024. The poll results in respect of the resolutions proposed at the AGM are as follows:

ORDINARY RESOLUTIONS		NUMBER OF VOTES CAST AND PERCENTAGE (%)
		FOR	AGAINST
1.	To receive and adopt the audited consolidated financial statements of the Company for the six months ended December 31, 2023 and the reports of the directors and auditor thereon.	764,682,673 99.969464%	233,576 0.030536%
2.	(A) To re-elect the following directors of the Company (the “Directors”):
	(i) To re-elect Mr. Ye Guofu as an executive Director; and	625,578,043 81.759523%	139,565,906 18.240477%
	(ii) To re-elect Mr. Wang Yongping as an independent non-executive Director.	721,677,295 94.359219%	43,141,766 5.640781%
	(B) To authorise the board of Directors to fix the remuneration of the Directors.	764,833,112 99.960719%	300,553 0.039281%
3.	To re-appoint KPMG as auditor of the Company and authorise the board of Directors to fix its remuneration for the year ending December 31, 2024.	765,110,465 99.995451%	34,804 0.004549%

ORDINARY RESOLUTIONS		NUMBER OF VOTES CAST AND PERCENTAGE (%)
		FOR	AGAINST
4.	(A) To grant a general mandate to the Directors to allot, issue and/or otherwise deal with additional shares (including any sale or transfer of treasury shares out of the treasury) not exceeding 5% of the total number of issued shares of the Company (excluding any treasury shares) as at the date of passing this resolution.	620,989,190 81.162120%	144,132,755 18.837880%
	(B) To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the total number of issued shares of the Company (excluding any treasury shares) as at the date of passing this resolution.	764,167,969 99.872757%	973,592 0.127243%
	(C) Conditional upon the passing of the ordinary resolutions numbered 4(A) and 4(B), to extend the authority given to the Directors pursuant to ordinary resolution numbered 4(A) to issue shares by adding to the number of shares of the Company which may be allotted and issued by the Directors pursuant to such general mandate of an amount representing the number of shares repurchased under ordinary resolution numbered 4(B).	618,319,891 80.811628%	146,817,390 19.188372%

Notes:

(a)	As a majority of the votes were cast in favour of each of the resolutions numbered 1 to 4, such resolutions were duly passed as ordinary resolutions.

(b)	As at the date of the AGM, the number of issued Shares was 1,259,282,577 Shares.

(c)	There was no Shareholder that was required to abstain from voting in respect of the resolutions at the AGM and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

(d)	Accordingly, the total number of Shares entitling the holder to attend and vote on the resolutions at the AGM was 1,259,282,577 Shares as at the date of the AGM.

(e)	The Company’s share registrar, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

(f)	All Directors, namely Mr. YE Guofu, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping, have attended the AGM.

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, June 20, 2024

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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